# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Gannett Co., Inc., CIK 0001579684
CUSIP: 36472T109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 175 Sully's Trail, Suite 203, Pittsford, New York (NY), 14534-4560
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-23-073557
Filed by CIK 0001449433

## Reporting persons
- Apollo Management Holdings GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 11,653,303; sole dispositive power 0; shared dispositive power 11,653,303; aggregate amount beneficially owned 11,653,303 (8% of the class)
- Apollo Accord+ Aggregator A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 70,559; sole dispositive power 0; shared dispositive power 70,559; aggregate amount beneficially owned 70,559 (0% of the class); the aggregate amount excludes certain shares
- Apollo Accord+ Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 70,559; sole dispositive power 0; shared dispositive power 70,559; aggregate amount beneficially owned 70,559 (0% of the class); the aggregate amount excludes certain shares
- Apollo Atlas Master Fund, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 202,987; sole dispositive power 0; shared dispositive power 202,987; aggregate amount beneficially owned 202,987 (0.1% of the class); the aggregate amount excludes certain shares
- Apollo Atlas Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 202,987; sole dispositive power 0; shared dispositive power 202,987; aggregate amount beneficially owned 202,987 (0.1% of the class); the aggregate amount excludes certain shares
- Apollo Credit Strategies Absolute Return Aggregator A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 11,700; sole dispositive power 0; shared dispositive power 11,700; aggregate amount beneficially owned 11,700 (0% of the class); the aggregate amount excludes certain shares
- Apollo Credit Strategies Absolute Return Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 11,700; sole dispositive power 0; shared dispositive power 11,700; aggregate amount beneficially owned 11,700 (0% of the class); the aggregate amount excludes certain shares
- Apollo Credit Strategies Absolute Return Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 11,700; sole dispositive power 0; shared dispositive power 11,700; aggregate amount beneficially owned 11,700 (0% of the class); the aggregate amount excludes certain shares
- Apollo Credit Strategies Master Fund Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 10,549,932; sole dispositive power 0; shared dispositive power 10,549,932; aggregate amount beneficially owned 10,549,932 (7.2% of the class); the aggregate amount excludes certain shares
- Apollo ST Fund Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 10,549,932; sole dispositive power 0; shared dispositive power 10,549,932; aggregate amount beneficially owned 10,549,932 (7.2% of the class); the aggregate amount excludes certain shares
- Apollo ST Operating LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 10,549,932; sole dispositive power 0; shared dispositive power 10,549,932; aggregate amount beneficially owned 10,549,932 (7.2% of the class); the aggregate amount excludes certain shares
- Apollo ST Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 10,549,932; sole dispositive power 0; shared dispositive power 10,549,932; aggregate amount beneficially owned 10,549,932 (7.2% of the class); the aggregate amount excludes certain shares
- ST Management Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 10,549,932; sole dispositive power 0; shared dispositive power 10,549,932; aggregate amount beneficially owned 10,549,932 (7.2% of the class); the aggregate amount excludes certain shares
- Apollo PPF Credit Strategies, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 818,125; sole dispositive power 0; shared dispositive power 818,125; aggregate amount beneficially owned 818,125 (0.6% of the class); the aggregate amount excludes certain shares
- Apollo PPF Credit Strategies Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 818,125; sole dispositive power 0; shared dispositive power 818,125; aggregate amount beneficially owned 818,125 (0.6% of the class); the aggregate amount excludes certain shares
- Apollo Capital Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 11,653,303; sole dispositive power 0; shared dispositive power 11,653,303; aggregate amount beneficially owned 11,653,303 (8% of the class)
- Apollo Capital Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 11,653,303; sole dispositive power 0; shared dispositive power 11,653,303; aggregate amount beneficially owned 11,653,303 (8% of the class)
- Apollo Management Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 11,653,303; sole dispositive power 0; shared dispositive power 11,653,303; aggregate amount beneficially owned 11,653,303 (8% of the class)

## Item 1. Issuer
Name of issuer: Gannett Co., Inc.
Address of issuer's principal executive offices: 175 Sully's Trail, Suite 203, Pittsford, NY, 14534-4560

## Item 2. Person Filing
Name of person filing:
This statement is filed by (i) Apollo Accord+ Aggregator A, L.P. ("Accord+"); (ii) Apollo Accord+ Management, L.P. ("Accord+ Management"); (iii) Apollo Atlas Master Fund, LLC ("Atlas"); (iv) Apollo Atlas Management, LLC ("Atlas Management"); (v) Apollo Credit Strategies Absolute Return Aggregator A, L.P. ("Absolute Return"); (vi) Apollo Credit Strategies Absolute Return Management, L.P. ("Absolute Return Management"); (vii) Apollo Credit Strategies Absolute Return Management GP, LLC ("Absolute Return Management GP"); (viii) Apollo Credit Strategies Master Fund Ltd. ("Credit Strategies"); (ix) Apollo ST Fund Management LLC ("ST Management"); (x) Apollo ST Operating LP ("ST Operating"); (xi) Apollo ST Capital LLC ("ST Capital"); (xii) ST Management Holdings, LLC ("ST Management Holdings"); (xiii) Apollo PPF Credit Strategies, LLC ("PPF Credit Strategies"); (xiv) Apollo PPF Credit Strategies Management, LLC ("PPF Management"); (xv) Apollo Capital Management, L.P. ("Capital Management"); (xvi) Apollo Capital Management GP, LLC ("Capital Management GP"); (xvii) Apollo Management Holdings, L.P. ("Management Holdings"); and (xviii) Apollo Management Holdings GP, LLC ("Management Holdings GP"). The foregoing are collectively referred to herein as the "Reporting Persons."

Accord+, Atlas, Absolute Return, Credit Strategies and PPF Credit Strategies each hold securities of the Issuer.

Accord+ Management serves as the investment manager of Accord+. Atlas Management serves as the investment manager of Atlas. Absolute Return Management serves as the investment manager of Absolute Return. Absolute Return Management GP is the general partner of Absolute Return Management. ST Management serves as the investment manager for Credit Strategies. ST Operating is the sole member of ST Management. The general partner of ST Operating is ST Capital. ST Management Holdings is the sole member of ST Capital. PPF Management serves as the investment manager of PPF Credit Strategies.

Capital Management serves as the sole member of Atlas Management, Absolute Return Management GP, and PPF Management; as the sole member and manager of ST Management Holdings; and as the sole limited partner of Accord+ Management. Capital Management GP serves as the general partner of Capital Management. Management Holdings serves as the sole member and manager of Capital Management GP, and Management Holdings GP serves as the general partner of Management Holdings.
Address of principal business office or, if none, residence:
The address of the principal office of Credit Strategies is c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9008, Cayman Islands.

The address of the principal office of each of Accord+, Accord+ Management, Atlas, Atlas Management, Absolute Return, Absolute Return Management, Absolute Return Management GP, ST Management, ST Operating, ST Capital, ST Management Holdings, PPF Credit Strategies, PPF Management, Capital Management, Capital Management GP, Management Holdings, and Management Holdings GP is 9 W. 57th Street, 41st Floor, New York, New York 10019.
Citizenship:
Atlas, Credit Strategies, and ST Management Holdings are each an exempted company incorporated in the Cayman Islands with limited liability. Accord+ and Absolute Return are each a Cayman Islands exempted limited partnership.

Atlas Management, Absolute Return Management GP, ST Management, ST Capital, PPF Credit Strategies, PPF Management, Capital Management GP, and Management Holdings GP are each a Delaware limited liability company.

Accord+ Management, Absolute Return Management, ST Operating, Capital Management, and Management Holdings are each a Delaware limited partnership.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Accord+ 70,559
Accord+ Management 70,559
Atlas 202,987
Atlas Management 202,987
Absolute Return 11,700
Absolute Return Management 11,700
Absolute Return Management GP 11,700
Credit Strategies 10,549,932
ST Management 10,549,932
ST Operating 10,549,932
ST Capital 10,549,932
ST Management Holdings 10,549,932
PPF Credit Strategies 818,125
PPF Management 818,125
Capital Management 11,653,303
Capital Management GP 11,653,303
Management Holdings 11,653,303
Management Holdings GP 11,653,303

Accord+, Atlas, Absolute Return, Credit Strategies, and PPF Credit Strategies each disclaims beneficial ownership of all shares of Common Stock included in this report other than the shares of Common Stock held of record by such Reporting Person, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each other Reporting Person, and Messrs. Scott Kleinman, James Zelter and Marc Rowan, the managers, as well as executive officers, of Management Holdings GP, disclaims beneficial ownership of all shares of Common Stock included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
Percent of class:
Accord+ 0.0%
Accord+ Management 0.0%
Atlas 0.1%
Atlas Management 0.1%
Absolute Return 0.0%
Absolute Return Management 0.0%
Absolute Return Management GP 0.0%
Credit Strategies 7.2%
ST Management 7.2%
ST Operating 7.2%
ST Capital 7.2%
ST Management Holdings 7.2%
PPF Credit Strategies 0.6%
PPF Management 0.6%
Capital Management 8.0%
Capital Management GP 8.0%
Management Holdings 8.0%
Management Holdings GP 8.0%

The percentages are based on 146,435,731 shares of Common Stock outstanding as of April 8, 2025, as disclosed in the Issuer's definitive proxy statement filed on April 18, 2025.
Sole power to vote or to direct the vote: 0 for all Reporting Persons
Shared power to vote or to direct the vote:
Accord+ 70,559
Accord+ Management 70,559
Atlas 202,987
Atlas Management 202,987
Absolute Return 11,700
Absolute Return Management 11,700
Absolute Return Management GP 11,700
Credit Strategies 10,549,932
ST Management 10,549,932
ST Operating 10,549,932
ST Capital 10,549,932
ST Management Holdings 10,549,932
PPF Credit Strategies 818,125
PPF Management 818,125
Capital Management 11,653,303
Capital Management GP 11,653,303
Management Holdings 11,653,303
Management Holdings GP 11,653,303
Sole power to dispose or to direct the disposition: 0 for all Reporting Persons
Shared power to dispose or to direct the disposition:
Accord+ 70,559
Accord+ Management 70,559
Atlas 202,987
Atlas Management 202,987
Absolute Return 11,700
Absolute Return Management 11,700
Absolute Return Management GP 11,700
Credit Strategies 10,549,932
ST Management 10,549,932
ST Operating 10,549,932
ST Capital 10,549,932
ST Management Holdings 10,549,932
PPF Credit Strategies 818,125
PPF Management 818,125
Capital Management 11,653,303
Capital Management GP 11,653,303
Management Holdings 11,653,303
Management Holdings GP 11,653,303

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Apollo Management Holdings GP, LLC: /s/ William B. Kuesel, William B. Kuesel, Vice President (05/15/2025)
- Apollo Accord+ Aggregator A, L.P.: Apollo Accord+ Advisors, L.P., General Partner (05/15/2025)
- Apollo Accord+ Aggregator A, L.P.: Apollo Accord+ Advisors GP, LLC, General Partner (05/15/2025)
- Apollo Accord+ Aggregator A, L.P.: /s/ William B. Kuesel, William B. Kuesel, Vice President (05/15/2025)
- Apollo Accord+ Management, L.P.: Apollo Accord+ Advisors GP, LLC, General Partner (05/15/2025)
- Apollo Accord+ Management, L.P.: /s/ William B. Kuesel, William B. Kuesel, Vice President (05/15/2025)
- Apollo Atlas Master Fund, LLC: Apollo Atlas Management, LLC, Investment Manager (05/15/2025)
- Apollo Atlas Master Fund, LLC: /s/ William B. Kuesel, William B. Kuesel, Vice President (05/15/2025)
- Apollo Atlas Management, LLC: /s/ William B. Kuesel, William B. Kuesel, Vice President (05/15/2025)
- Apollo Credit Strategies Absolute Return Aggregator A, L.P.: Apollo Credit Strategies Absolute Return Advisors, L.P., General Partner (05/15/2025)
- Apollo Credit Strategies Absolute Return Aggregator A, L.P.: Apollo Credit Strategies Absolute Return Advisors GP, LLC, General Partner (05/15/2025)
- Apollo Credit Strategies Absolute Return Aggregator A, L.P.: /s/ William B. Kuesel, William B. Kuesel, Vice President (05/15/2025)
- Apollo Credit Strategies Absolute Return Management, L.P.: Apollo Credit Strategies Absolute Return Advisors GP, LLC, General Partner (05/15/2025)
- Apollo Credit Strategies Absolute Return Management, L.P.: /s/ William B. Kuesel, William B. Kuesel, Vice President (05/15/2025)
- Apollo Credit Strategies Absolute Return Management GP, LLC: /s/ William B. Kuesel, William B. Kuesel, Vice President (05/15/2025)
- Apollo Credit Strategies Master Fund Ltd.: Apollo ST Fund Management LLC, Investment Manager (05/15/2025)
- Apollo Credit Strategies Master Fund Ltd.: /s/ William B. Kuesel, William B. Kuesel, Vice President (05/15/2025)
- Apollo ST Fund Management LLC: /s/ William B. Kuesel, William B. Kuesel, Vice President (05/15/2025)
- Apollo ST Operating LP: Apollo ST Capital LLC, General Partner (05/15/2025)
- Apollo ST Operating LP: ST Management Holdings, LLC, Sole Member (05/15/2025)
- Apollo ST Operating LP: Apollo Capital Management, L.P., Managing Member (05/15/2025)
- Apollo ST Operating LP: Apollo Capital Management GP, LLC, General Partner (05/15/2025)
- Apollo ST Operating LP: /s/ William B. Kuesel, William B. Kuesel, Vice President (05/15/2025)
- Apollo ST Capital LLC: ST Management Holdings, LLC, Sole Member (05/15/2025)
- Apollo ST Capital LLC: Apollo Capital Management, L.P., Managing Member (05/15/2025)
- Apollo ST Capital LLC: Apollo Capital Management GP, LLC, General Partner (05/15/2025)
- Apollo ST Capital LLC: /s/ William B. Kuesel, William B. Kuesel, Vice President (05/15/2025)
- ST Management Holdings, LLC: Apollo Capital Management, L.P., Managing Member (05/15/2025)
- ST Management Holdings, LLC: Apollo Capital Management GP, LLC, General Partner (05/15/2025)
- ST Management Holdings, LLC: /s/ William B. Kuesel, William B. Kuesel, Vice President (05/15/2025)
- Apollo PPF Credit Strategies, LLC: Apollo PPF Credit Strategies Management, LLC, Investment Manager (05/15/2025)
- Apollo PPF Credit Strategies, LLC: /s/ William B. Kuesel, William B. Kuesel, Vice President (05/15/2025)
- Apollo PPF Credit Strategies Management, LLC: /s/ William B. Kuesel, William B. Kuesel, Vice President (05/15/2025)
- Apollo Capital Management, L.P.: Apollo Capital Management GP, LLC, General Partner (05/15/2025)
- Apollo Capital Management, L.P.: /s/ William B. Kuesel, William B. Kuesel, Vice President (05/15/2025)
- Apollo Capital Management GP, LLC: /s/ William B. Kuesel, William B. Kuesel, Vice President (05/15/2025)
- Apollo Management Holdings, L.P.: Apollo Management Holdings GP, LLC, General Partner (05/15/2025)
- Apollo Management Holdings, L.P.: /s/ William B. Kuesel, William B. Kuesel, Vice President (05/15/2025)